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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Investment Bankers Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2900 N. Quinlan Park Rd, Suite 240-235
(No. and Street)

Austin (City) Texas (State) 78732 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dante Fichera 512-266-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company
(Name – *if individual, state last, first, middle name*)

5910 Courtyard Drive, Suite 230 (Address) Austin (City) Texas (State) 78731 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dante Fichera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Investment Bankers Corp, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

BROOKS PORTER
Notary ID #128045266
My Commission Expires
September :, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Investment Bankers Corp.

Financial Statements and Supplemental Schedules

December 31, 2018

With Report of Independent Registered Public Accounting Firm

Independent Investment Bankers Corp.
Index to Financial Statements and Supplemental Schedules
December 31, 2018

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Independent Investment Bankers Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Independent Investment Bankers Corp. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Independent Investment Bankers Corp. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Independent Investment Bankers Corp.'s management. Our responsibility is to express an opinion on Independent Investment Bankers Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Independent Investment Bankers Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Independent Investment Bankers Corp.'s financial statements. The Supplemental Information is the responsibility of Independent Investment Bankers Corp.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Independent Investment Bankers Corp.'s auditor since 2014.

Austin, Texas
February 6, 2019

INDEPENDENT INVESTMENT BANKERS CORP.

Statement of Financial Condition

December 31, 2018

Assets:		
Cash and cash equivalents	$	278,316
Other assets		25,017
Property and equipment, net		18,763
Total assets	$	322,096
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	228,780
Total liabilities		228,780
Stockholder's equity:		
Common stock, 100 shares authorized with $0.01 par value, 100 issued and outstanding		1
Additional paid-in capital		45,914
Retained earnings		47,401
Total stockholder's equity		93,316
Total liabilities and stockholder's equity	$	322,096

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.

Statement of Operations

For the Year Ended December 31, 2018

Revenues:		
Commissions	$	8,584,783
Investment banking retainers		3,192,992
Other income		147,887
Total revenues		11,925,662
Operating expenses:		
Commissions, compensation and benefits		11,365,083
Communications		8,241
Dues and subscriptions		8,249
License and registration		47,747
Technology fees		25,021
Occupancy and equipment costs		19,346
Professional fees		310,104
Travel, meals and entertainment		16,416
Other expenses		56,740
Total operating expenses		11,856,947
Net income before income taxes		68,715
Income tax expense		13,334
Net income	$	55,381

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Shares	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2017	100	$ 1	$ 45,914	$ 63,020	$ 108,935
Distributions	-	-	-	(71,000)	(71,000)
Net income	-	-	-	55,381	55,381
Balance at December 31, 2018	100	$ 1	$ 45,914	$ 47,401	$ 93,316

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	55,381
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense		12,226
Change in assets and liabilities:		
Other assets		(1,761)
Accounts payable and accrued expenses		(354,799)
Net cash used in operating activities		(288,953)
Cash flows used in investing activities:		
Purchases of property and equipment		(12,405)
Net cash used in investing activities		(12,405)
Cash flows used in financing activities:		
Distributions to stockholder		(71,000)
Net cash used in financing activities		(71,000)
Net decrease in cash		(372,358)
Cash and cash equivalents at beginning of year		650,674
Cash and cash equivalents at end of year	$	278,316
Supplemental disclosures of cash flow information:		
Income taxes paid	$	23,024
Interest paid	$	-

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.
Notes to the Financial Statements
December 31, 2018

Note 1 - Nature of Business

Independent Investment Bankers Corp. (the "Company"), a Delaware Corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing registered investment banking professionals a platform to assist private and public companies obtain equity/debt capital or liquidity or growth through mergers or acquisition. Offerings are made primarily to institutional investors.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocated transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
The Company provides advisory services on mergers and acquisitions, the buying and selling of securities and assets and the securing debt financing on behalf of its customers. Revenue is recognized at the point that performance under the arrangement is completed and commissions are received by the Company. For certain contracts, revenues are recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer and commissions are received by the Company.

Investment Banking Retainers
Investment banking retainers are recognized on an accrual basis and are included in income as they are earned in accordance with the contract and as retainers are received from the customer.

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Fair Value Measurements
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of December 31, 2018.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2018, the Company recorded $0 in Texas margin tax expense.

Management Review
The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Revenue recognition In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all

existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised. The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract. We do not anticipate that there will be material differences in the amount or timing of revenues. recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2018:

Computers and equipment	$ 49,120
Subtotal	49,120
Less accumulated depreciation and amortization	(30,357)
Total	$ 18,763

Depreciation expense for the year ended December 31, 2018 was $12,226.

Note 4 - Commitments and Contingencies

On December 16, 2016, the Company entered into a 12-month lease. Total rent expense under the lease was $7,120 for the year ended December 31, 2018. As of December 31, 2018, the Company has future minimum lease payment of $0 for the year ending December 31, 2019.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risks Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital and net capital requirements of $49,536 and $15,252, respectively, which was $34,284 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 4.62 to 1.

Note 6 - Income Taxes

The Company recorded $13,334 in federal income tax expense for the year ended December 31, 2018 and approximately $0 in Texas state margin tax expense for the year ended December 31, 2018.

The income tax expense for the year ended December 31, 2018 differs from the amount computed by applying the U.S. Federal income tax rate of 21% as a result of state income taxes, a graduated marginal tax rate and other nondeductible expenses as follows:

Federal tax at statutory rate	$ 14,430
State taxes	0
Permanent differences and other	(1,096)
Total income tax expense	$ 13,334

The income tax expense for the year ended December 31, 2018 consists of the following:

Current portion of income tax expense	$ 13,334
Total income tax expense	$ 13,334

As of December 31, 2018, deferred tax assets and liabilities were not significant.

SCHEDULE I

INDEPENDENT INVESTMENT BANKERS CORP.

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2018

Total stockholder's equity qualified for net capital	$	93,316
Deductions and/or charges		
Non-allowable assets:		
Property and equipment		18,763
Other assets		25,017
Total deductions and/or charges		43,780
Net capital before haircuts on securities		49,536
Haircuts on securities		-
Net capital	$	49,536
Aggregate indebtedness		
Accounts payable and accrued expenses		228,780
Total aggregate indebtedness	$	228,780
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	15,252
Net capital in excess of minimum requirement	$	34,284
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	26,658
Ratio of aggregate indebtedness to net capital		4.62 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as reported by Independent Investment Bankers Corp. on January 11, 2019 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Independent Investment Bankers Corp.

Schedule II & Schedule III

December 31, 2018

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company did not maintain possession or control of any customer funds or securities.

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Independent Investment Bankers Corp.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2018, in which (1) Independent Investment Bankers Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Independent Investment Bankers Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Independent Investment Bankers Corp. stated that Independent Investment Bankers Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Independent Investment Bankers Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Independent Investment Bankers Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 6, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

IIB
Independent Investment Bankers

February 6, 2019

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2018

Independent Investment Bankers Corp. (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

INDEPENDENT INVESTMENT BANKERS CORP.

Dante Fichera
President

2900 N Quinlan Park Rd | Suite 240 | Austin | TX | 78732 | 512-266-300 | www.iibcorp.com

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Independent Investment Bankers Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Independent Investment Bankers Corp. and the SIPC, solely to assist you and SIPC in evaluating Independent Investment Bankers Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Independent Investment Bankers Corp.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Independent Investment Bankers Corp.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Independent Investment Bankers Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 6, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2478**********************MIXED AADC 220
68609 FINRA DEC
INDEPENDENT INVESTMENT BANKERS CORP
2900 N QUINLAN PARK RD STE 240-235
AUSTIN, TX 78732-6083

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dante Fichera 512-266-3000

2. A. General Assessment (item 2e from page 2) $ 17,732
   B. Less payment made with SIPC-6 filed (exclude interest) (8,649)
   August 8, 2018
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 9,083
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ Funds Wired ☒ ACH ☐
   Total (must be same as F above) $ 9083
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Independent Investment Bankers Corp.
(Name of Corporation, Partnership or other organization)

Dante Fichera
(Authorized Signature)

President
(Title)

Dated the 22 day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/18 and ending 12/31/18

Item No. — Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 11,925,662

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Registered Rep Admin, renewals, onboarding — 104,035

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $ 11,821,627

2e. General Assessment @ .0015 — $ 17,732

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